FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

March 22, 2006

Mr Alberto Echegaray De la Cerda
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir,

     In accordance with current legislation and regulations, I wish to inform you that the Regular Shareholders’ Meeting of Empresa Nacional de Electricidad S.A., held yesterday, elected a new Board of Directors of the company for a period of three years as from the date of that meeting.

     The members of the Board as of March 21, 2006 are:

Jaime Bauzá Bauzá
Jaime Estevez Valencia
José María Fernández Olano
Enrique García Álvarez
Héctor López Vilaseco
Antonio Pareja Molina
Luis Rivera Novo
Carlos Torres Vila
Leonidas Vial Echeverría

     At an extraordinary board meeting held on the same day, the Board agreed to appoint Luis Rivera Novo as Chairman and Antonio Pareja Molina as the Vice-Chairman of the Board.

     During the same meeting, the Board agreed to appoint Luis Rivera Novo, Jaime Bauzá Bauzá and Jaime Estevez Valencia as members of the Directors’ Committee and Jaime Bauzá Bauzá, José María Fernández Olano and Enrique García Alvarez, as Directors of the Audit Committee.

Yours sincerely,

Rafael Mateo A.
Chief Executive Officer

RESOLUTION OF THE SPECIAL SHAREHOLDERS’ MEETING

     The Special Shareholders’ Meeting of Endesa Chile held on March 21, 2006 approved the five items regarding amendments to the bylaws.

     With respect to legal amendments in Chile and the United States of America, which introduce the Directors’ Committee and the Audit Committee as mandatory organs in corporations listed on the United States stock markets, according to specific requirement parameters contemplated in the respective legislations, the bylaws of Endesa Chile include the existence of both committees, regulating among other things their constitution, conformation, competences and functioning rules. Number 3 of the agenda of the Special Shareholders’ Meeting refers to this.

     Numbers 1 and 2 seek only to adapt the text of the bylaws to the Corporations Law. In the first case, regulating a specific matter of competence of the Special Shareholders’ Meeting, and the second, stating expressly that the list of shareholders should be made available to the shareholders of the company and not the general public as stated in the present clause 36 of the bylaws, which it is intended to amend.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
A Chilean Corporation ( Sociedad Anónima Abierta)
Securities Register N° 0114

DIVIDEND PAYMENT

We inform that the Shareholders at the Regular Shareholders’ Meeting held on March 21, 2006, agreed to distribute the final dividend corresponding to the fiscal year of 2005, that was proposed by the Board. This dividend will be paid on March 30, 2006 in the amount of Ch$ 5.82 per share.

Method of Payment

•
Shareholders who have been granted the corresponding authorization will have the dividend deposited into their bank accounts or into their savings accounts. A receipt of this deposit will be sent to these shareholders in an appropriate form.

•
Likewise, the Shareholders who request that the dividend be sent by mail, will have their dividend payment in the form of a bank check, delivered by certified mail and sent to the address that they have registered with the Company.

•
For shareholders that have not requested payment by means of a particular payment method or who wish to collect such payment directly, they can do so at any of the branches of Banco Crédito e Inversiones, BCI, throughout Chile.

The payment method chosen by each shareholder shall be used by Endesa Chile for all future payments of dividends unless the shareholder advises in writing his intention of changing such method and specifying another payment option.

In cases where checks or bankers drafts are returned by mail to DCV Registros S.A., as Endesa Chile’s registrar, these shall remain in its custody until collected or requested by the shareholder.

As for cases in which shareholders are represented by proxies, such shareholders are obliged to present a notarized power of attorney to this effect.

Shareholders Registry

Shareholders registered in the Shareholder Registry as of March 24, 2006 are entitled to this dividend.

Taxation of the dividend

The tax treatment will be informed in due time to the shareholders.

Business Maters of Shareholders

The business of the shareholders in all aspects related to the payment of dividends will be exclusively conducted in the offices of “DCV Registros S.A.”, located at Huérfanos 770, 22 Floor, Santiago, from 9:00 AM to 5:00 PM.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: March 23, 2006	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer